Exhibit 99.1

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2020, AND MARCH 31, 2020

AND

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

HAPPINESS BIOTECH GROUP LIMITED

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020, AND MARCH 31, 2020

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2020	2020
ASSETS
Current assets
Cash and cash equivalents	$43,803,330	$33,654,765
Accounts receivable	21,804,902	30,036,448
Other receivables	246,300	-
Inventories	2,126,986	2,029,406
Prepaid expenses and other current assets	7,433,779	4,264,130
Total current assets	75,415,297	69,984,749

Property, plant and equipment, net	9,074,646	7,896,501
Land use rights, net	740,712	719,722
Other assets	8,333,614	6,496,501
TOTAL ASSETS	$93,564,269	$85,097,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,515,826	$1,549,255
Other payables and accrued liabilities	1,120,301	512,249
Due to related parties	-	844,716
Income tax payable	886,032	568,830
Short-term bank borrowings	2,361,798	2,032,434
TOTAL LIABILITIES	5,883,957	5,507,484

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 100,000,000 shares authorized, 25,900,000 and 25,000,000 shares issued and outstanding, respectively	12,950	12,500
Preferred shares, $0.0005 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	17,271,429	15,044,002
Statutory surplus reserve	2,064,096	2,064,096
Retained earnings	69,432,507	66,623,204
Accumulated other comprehensive loss	(1,143,822)	(4,153,813)
Total Happiness Biotech Group Limited Shareholders’ Equity	87,637,160	79,589,989

Non-controlling interests	43,152	-
TOTAL SHAREHOLDERS’ EQUITY	87,680,312	79,589,989

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$93,564,269	$85,097,473

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2020	2019
Revenues	21,877,234	31,357,546
Cost of revenues	(12,299,331)	(15,532,065)
Gross profit	9,577,903	15,825,481

Operating expenses:
Selling and marketing	3,699,676	3,593,053
General and administrative	1,441,736	1,275,679
Research and development	746,898	1,134,505
Total operating expenses	5,888,310	6,003,237

Operating income	3,689,593	9,822,244

Other income (expenses):
Interest income	67,511	29,841
Interest expense	(58,154)	(42,886)
Other income	210,023	95,252
Total other income	219,380	82,207

Income before income taxes	3,908,973	9,904,451

Income tax provision	(722,858)	(1,481,154)

Net income	$3,186,115	$8,423,297
Less: net income attributable to noncontrolling interests	(1,812)	-
Net income attributable to Happiness Biotech Group Limited	3,184,303	8,423,297

Other comprehensive income (loss):
Foreign currency translation adjustment	3,015,157	(3,099,751)
Comprehensive income	$6,201,272	$5,323,546
Less: comprehensive income attributable to noncontrolling interest:
Net income	(1,812)	-
Foreign currency translation adjustments	(5,166)	-
Comprehensive income attributable to Happiness Biotech Group Limited	6,194,294	5,323,546
Basic and diluted earnings per ordinary share
Basic and diluted	$0.13	$0.37
Weighted average number of ordinary shares outstanding
Basic and diluted	25,039,560	23,000,000

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

(IN U.S. DOLLARS)

	Ordinary Shares	Ordinary Shares Amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive loss	Total Happiness Biotech Group Limited Shareholders’ Equity	Non-controlling interests	Total Shareholders’ Equity
Balance at March 31, 2020	25,000,000	$12,500	$15,044,002	$2,064,096	$66,623,204	$(4,153,813)	$79,589,989	-	$79,589,989
Ordinary shares issue for cash	900,000	450	2,227,427	-	-	-	2,227,877	-	2,227,877
Contribution by noncontrolling interest shareholders	-	-	-	-	-	-	-	36,174	36,174
Net income	-	-	-	-	3,184,303	-	3,184,303	1,812	3,186,115
Dividend	-	-	-	-	(375,000)	-	(375,000)	-	(375,000)
Foreign currency translation adjustment	-	-	-	-	-	3,009,991	3,009,991	5,166	3,015,157
Balance at September 30, 2020	25,900,000	$12,950	$17,271,429	$2,064,096	$69,432,507	$(1,143,822)	$87,637,160	$43,152	$87,680,312

	Ordinary Shares	Ordinary Shares Amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive loss	Total Happiness Biotech Group Limited Shareholders’ Equity	Non-controlling interests	Total Shareholders’ Equity
Balance at March 31, 2019	23,000,000	$11,500	$5,702,663	$2,064,096	$53,935,169	$(797,781)	$60,915,647	-	$60,915,647
Net income	-	-	-	-	8,423,297	-	8,423,297	-	8,423,297
Foreign currency translation adjustment	-	-	-	-	-	(3,099,751)	(3,099,751)	-	(3,099,751)
Balance at September 30, 2019	23,000,000	$11,500	$5,702,663	$2,064,096	$62,358,466	$(3,897,532)	$66,239,193	-	$66,239,193

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2020	2019
Cash Flows from Operating Activities:
Net income	$3,186,115	$8,423,297
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	393,709	345,240

Changes in operating assets and liabilities:
Accounts receivable	9,173,869	1,701,044
Other receivables	(140,757)	-
Inventories	(17,267)	(28,902)
Prepaid expenses	(2,937,641)	828,236
Other assets	(1,587,241)	(1,809,981)
Accounts payable	(91,993)	95,171
Other payables and accrued liabilities	372,363	(316,229)
Income taxes payable	287,310	(294,522)
Net cash provided by operating activities	8,638,467	8,943,354

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(1,230,804)	(61,831)
Purchase of intangible assets	(1,070)	-
Net cash used in investing activities	(1,231,874)	(61,831)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares	2,134,531	-
Capital contributions from noncontrolling interest shareholders	36,174	-
Repayments to related party payables	(833,968)	-
Proceeds from short-term loans	1,243,755	2,079,553
Repayments on short-term loans	(1,000,723)	(1,010,894)
Dividends paid	(375,000)	-
Net cash provided by financing activities	1,204,769	1,068,659

Effect of exchange rate changes on cash and cash equivalents	1,537,203	(918,906)

Net increase in cash and cash equivalents	10,148,565	9,031,276
Cash and cash equivalents at the beginning of period	33,654,765	14,800,772

Cash and cash equivalents at the end of period	$43,803,330	$23,832,048

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$435,548	$1,775,676
Cash paid for interest expense	$58,154	$42,886